

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

Granit Gjoni
President
Linktory Inc.
Bulevardi Deshmoret e Kombit, Twin Tower
Tirana, Albania 1001

>   **Re: Linktory Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 9, 2021**
>   **File No. 333-257813**

Dear Mr. Gjoni:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Implications of Being an Emerging Growth Company, page 3

1.   Please update this section to reflect that the current revenue threshold for an emerging growth company is $1.07 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

Risk Factors
Our director will continue to exercise..., page 13

2.   Please reconcile your statement that, after the completion of the offering, your management will own a majority of your common stock with your statement on page 12 that Mr. Gjoni will hold 25.9% of your total issued and outstanding shares post-offering. Mr. Gjoni is listed as your sole officer and director on page 30.

Description of Our Business

Revenue, page 20

3.   Please clarify the method by which you conducted your market research, and disclose any underlying assumptions and limitations on how this research is conducted or used.

Executive Compensation, page 31

4.   Please indicate on the Management Compensation table that Mr. Gjoni is a director of the Company.

Certain Relationships and Related Transactions, page 32

5.   Please disclose the loan provided to the Company by Mr. Gjoni, as described on page F-10. Refer to Item 404(d) of Regulation S-K.

General

6.   We note that the consent of the independent accountants attached as Exhibit 23.1 refers to a Form 10-K, not your Form S-1. Please revise.

7.   It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have limited assets, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Roger D. Linn